UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

JIUZI HOLDINGS INC.

(Exact name of registrant as specified in its charter)

No.168 Qianjiang Nongchang Gengwen Road, 15th Floor

Economic and Technological Development Zone

Xiaoshan District, Hangzhou City

Zhejiang Province 310000

People’s Republic of China
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Appointment of Officer

Effective September 23, 2025, Mr. Douglas Edward Buerger (“Mr. Buerger”) was appointed as the Chief Operating Officer (“COO”) by the board of directors (the “Board”) of Jiuzi Holdings Inc. (the “Company” or the “Registrant”). In connection with Mr. Buerger’s appointment, the Company and Mr. Buerger entered into an employment agreement, dated September 23, 2025 (the “Employment Agreement”), pursuant to which Mr. Buerger will receive an annual compensation of US$50,000 for his service as the COO of the Company.

Mr. Buerger has over 30 years of experience across the pharmaceutical, life sciences, aerospace, and technology industries. Since 2022, he has served as Staff Engineer–Hazards Analyst at Northrop Grumman Corporation, focusing on hazards analyses of solid rocket motor systems and safety reviews of advanced manufacturing technologies. From 2012 to 2021, he was Manager of Product Development at Hercon Pharmaceuticals (Zydus Cadila), overseeing global combination product development and FDA submissions. Since 2007, he has also led Buerger Consulting, providing scientific consulting services to the medical device and pharmaceutical industries. Earlier, he held senior roles at Edgewater Technology in 2006 and at IBM Corporation from 2001 to 2005, where he drove life sciences technology solutions, compliance, and data management initiatives worldwide. From 1994 to 2000, he was Director and Manager of R&D at Hercon Laboratories, leading formulation development, regulatory filings, and clinical studies, and from 1988 to 1994 he was a Senior Scientist at TheraTech Incorporated (Allergan plc), where he contributed to new drug delivery systems and the company’s public offering. Mr. Buerger earned a B.S. in Chemistry and a Ph.D. in Materials Science and Engineering from the University of Utah.

There is no family relationship between Mr. Buerger and any of our other officers and directors. Except for the Employment Agreement described above, Mr. Buerger has not had any transaction with the Company since the beginning of our last fiscal year.

The foregoing description of the Employment Agreement is a general description only, does not purport to be complete, and is qualified in its entirety by reference to the terms of the Employment Agreement attached hereto as Exhibit 4.1, which is incorporated herein by reference.

Exhibit

4.1	Employment Agreement between Jiuzi Holdings Inc. and Douglas Edward Buerger, dated September 23, 2024

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jiuzi Holdings Inc.

Date: September 25, 2025	By:	/s/ Tao Li
Tao Li
Chief Executive Officer

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